Sienna Biopharmaceuticals, Inc.

30699 Russell Ranch Road, Suite 140

Westlake Village, CA 91362

July 24, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Suzanne Hayes, Assistant Director
Mary Beth Breslin, Legal Branch Chief
Johnny Gharib, Senior Counsel
Sharon Blume, Accounting Branch Chief
Christine Torney, Senior Staff Accountant

Re:	Sienna Biopharmaceuticals, Inc. Registration Statement on Form S-1 (Registration No. 333-219142)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-219142) (the “Registration Statement”) of Sienna Biopharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on July 26, 2017, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.

Thank you for your assistance in this matter.

Very truly yours,

SIENNA BIOPHARMACEUTICALS, INC.

By:	/s/ Frederick C. Beddingfield III
Frederick C. Beddingfield III, M.D., Ph.D.
President and Chief Executive Officer

CC:	Richard Peterson, Sienna Biopharmaceuticals, Inc.
Timothy Andrews, Sienna Biopharmaceuticals, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP